FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 18, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 18, 2004                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


15 March 2004             Abacus (GSK) Trustees Limited,  as trustee of the
                          GlaxoSmithKline Employee Trust, ("GSK Trust"), purchased 368 American Depository Shares(ADS) in the Company on behalf of participants in the GlaxoSmithKline Performance Share Plan at a price of $40.23456 per ADS.

15 March 2004             Abacus (GSK) Trustees Limited as trustee of the
                          GSK Trust transferred 368 American  Depository
                          Shares (ADS) in the Company to participants in the GlaxoSmithKline Performance Share Plan.

The Company was advised of these transactions on 17 March 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
17 March 2004

                              Director's Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr L Shapiro          The Administrators of the GlaxoSmithKline Scientific
                      Advisory Board Share Allocation Plan notified
                      GlaxoSmithKline plc on 17 March 2004 that 323 American
                      Depository Shares (ADS) had been purchased for Dr Shapiro at a price of $40.020 on 16 March 2004 as per the share election arrangements for the Scientific Advisory Board.
                      Dr Shapiro was also notified of this change on 17 March
                      2004.



S M Bicknell
Company Secretary
17 March 2004

17 March 2004

                              GlaxoSmithKline PLC

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 450,000 of its ordinary shares on 17 March 2004 at a price of 1070.50p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


17 March 2004            Abacus (GSK) Trustees Limited, as trustee of the
                         GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 4,382 Ordinary Shares in the Company to participants in the SmithKline Beecham
                         Employee Share Option Plan 1991.

The Company was advised of these transactions on 18 March 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
18 March 2004